SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                                 (RULE 14d-100)
                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  -------------

                                PREMIUMWEAR, INC.
                       (Name of Subject Company (Issuer))

                                PREMIUMWEAR, INC.
                        (Name of Filing Person (Issuer))

                                  -------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         PREFERRED SHARE PURCHASE RIGHTS
                         (Title of Class of Securities)

                                  -------------

                                    740909106
                                    ---------
                      (CUSIP Number of Class of Securities)

                                  -------------

                                  David E. Berg
                                PremiumWear, Inc.
                      Telephone: (612) 979-1700, ext. 5010
                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                    Copy to:
                                Frank B. Bennett
                               Barbara Lano Rummel
                           Lindquist & Vennum P.L.L.P.
                             80 South Eighth Street
                                 4200 IDS Center
                              Minneapolis, MN 55402
                            Telephone: (612) 371-3211


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[X]      Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.

         [_]      issuer tender offer subject to Rule 13e-4.

         [_]      going-private transaction subject to Rule 13e-3.

         [_]      amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]